FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE

Results of Voting

at the Bank’s 2nd Repeat General Meeting of Shareholders of 23/11/2012

(under article 32.1 of Companies Act, and par. 4.1.3.3 of the ATHEX Regulation)

NBG’s 2nd Repeat General Meeting of Shareholders held on Friday, 23 November 2012 at 12:00 hours in the Melas Building, Athens, was attended, in person or by proxy, by 480 Shareholders representing 313,269,785 ordinary voting shares, i.e. 32.77% of the Bank’s paid-up share capital. Accordingly, the General Meeting had a quorum and was duly convened to deliberate on all the items on the Agenda, as per article 15 of the Bank’s Articles of Association, the Companies Act, and law 3723/2008.

Item 1:

Reduction in the Bank’s share capital through a reduction in the nominal value of the shares, as per article 4.4a of the Companies Act, as amended, for the purpose of forming a special reserve of equal amount. Amendment to article 4 of the Articles of Association and settlement of specific issues. Provision of approvals and powers.

	Quorum required:	20% of total ordinary voting shares.

	Quorum actually recorded:	32.77% of total ordinary voting shares.

The General Meeting approved: the reduction in the Bank’s share capital through a reduction in the nominal value of the shares to €1.00 per share, as per article 4.4a of the Companies Act, as amended, for the purpose of forming a special reserve of equal amount; the amendment to article 4 of the Articles of Association and the settlement of specific issues; the provision of approvals and powers.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	ΠOΣOΣTO
307,758,558	98.241%	5,171,249	1.651%	339,978	0.109%

Item 2:

Increase in the Bank’s share capital by means of the issue of new ordinary registered shares against a contribution in kind, with abolition of the preemptive rights of existing shareholders. Amendment to article 4 of the Articles of Association and settlement of particular matters. Provision of approvals and powers.

	Quorum required:	20% of total ordinary voting shares.

	Quorum actually recorded:	32.77% of total ordinary voting shares.

The General Meeting approved: the increase in the Bank’s share capital by means of the issue of new ordinary registered shares against a contribution in kind (i.e., shares of Eurobank Ergasias S.A., which share increase will be covered exclusively by the ordinary shareholders of Eurobank Ergasias S.A., who will accept the tender offer of the Bank at an exchange ratio of 58 new ordinary shares of NBG for every 100 shares of Eurobank Ergasias S.A.), with abolition of the preemptive rights of existing shareholders; the amendment to article 4 of the Articles of Association and settlement of particular matters; the provision of approvals and powers.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
307,758,486	98.241%	5,171,249	1.651%	340,050	0.109%

Item 3:	Election of members to the Board of Directors.

	Quorum required:	Whatever part of the paid up share capital is represented.

	Quorum actually recorded:	32.77% of total ordinary voting shares.

The General Meeting approved the election of members to the Board of Directors of the Bank, with a three-year term of office which, pursuant to the Articles of Association, is renewable through to the AGM of 2016. The Board is composed of 14 directors in all, as below:

Members:

• Alexandros G. Tourkolias, CHIEF EXECUTIVE OFFICER

• Petros N. Christodoulou, DEPUTY CHIEF EXECUTIVE OFFICER

• Georgios P. Zanias, CHAIRMAN OF THE BOARD OF DIRECTORS

• Ioannis C. Giannidis

• Efthymios C. Katsikas

• Stavros A. Koukos

Independent Non-Executive Members:

• H.E. the Metropolitan of Ioannina, Theoklitos

• Stefanos C. Vavalidis

• Spyridon J. Theodoropoulos

• Alexandra T. Papalexopoulou-Benopoulou

• Petros K. Sabatacakis

• Maria A. Frangista

Shareholder representatives under laws 3723/2008 and 3864/2010:

• Alexandros N. Makridis, Representative of the Greek State

• Charalampos A. Makkas, Representative of the Hellenic Financial Stability Fund

RESULTS OF VOTING

	YES		NO		ABSTAINED
MEMBERS	VOTES	%	VOTES	%	VOTES	%
Alexandros Tourkolias	311,295,719	99.370%	1,540,028	0.492%	434,038	0.139%
Petros Christodoulou	311,300,249	99.371%	1,533,811	0.490%	435,725	0.139%
Georgios Zanias	309,729,020	98.870%	3,116,530	0.995%	424,235	0.135%
Ioannis Giannidis	311,316,427	99.376%	1,523,343	0.486%	430,015	0.137%
Efthymios Katsikas	311,314,262	99.376%	1,526,334	0.487%	429,189	0.137%
Stavros Koukos	311,301,397	99.372%	1,536,192	0.490%	432,196	0.138%
H.E. the Metropolitan of Ioannina, Theoklitos	311,329,926	99.381%	1,505,269	0.481%	434,590	0.139%
Stefanos Vavalidis	309,727,204	98.869%	3,106,506	0.992%	436,075	0.139%
Spyridon Theodoropoulos	309,936,085	98.936%	2,905,680	0.928%	428,020	0.137%
Alexandra Papalexopoulou-Benopoulou	311,333,577	99.382%	1,508,418	0.482%	427,790	0.137%
Petros Sabatacakis	311,314,705	99.376%	1,526,240	0.487%	428,840	0.137%
Maria Frangista	311,343,820	99.385%	1,503,417	0.480%	422,548	0.135%

Item 4:	Election of members of the Bank’s Audit Committee.

	Quorum required:	Whatever part of the paid up share capital is represented.

	Quorum actually recorded:	32.77% of total ordinary voting shares.

The General Meeting elected as members of the Bank’s Audit Committee Petros Sabatacakis, Alexandra Papalexopoulou-Benopoulou, Stefanos Vavalidis, Alexandros Makridis, Charalambos Makkas, and Maria Frangista. The Bank’s Legal Counsel and General Manager of Corporate Governance Mr Miltiadis Stathopoulos participates in the meetings of the Committee though without voting rights.

RESULTS OF VOTING

	YES		NO		ABSTAINED
MEMBERS	VOTES	%	VOTES	%	VOTES	%
Petros Sabatacakis	312,535,756	99.766%	300,274	0.096%	433,755	0.138%
Alexandra Papalexopoulou-Benopoulou	312,541,210	99.767%	302,114	0.096%	426,461	0.136%
Stefanos Vavalidis	312,536,429	99.766%	304,245	0.097%	429,111	0.137%
Alexandros Makridis	312,441,537	99.736%	398,647	0.127%	429,601	0.137%
Charalambos Makkas	312,440,079	99.735%	400,116	0.128%	429,590	0.137%
Maria Frangista	312,543,014	99.768%	299,641	0.096%	427,130	0.136%

Item 5:	Approval of contracts of the Bank with members of the Board, under article 23a of the Companies Act.

	Quorum required:	Whatever part of the paid up share capital is represented.

	Quorum actually recorded:	32.77% of total ordinary voting shares.

The General Meeting approved the contracts of the Bank with members of the Board, under article 23a of the Companies Act.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
312,924,290	99.890%	5,517	0.002%	339,978	0.109%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: November 29th, 2012

Chief Executive Officer